Exhibit 99.1

Regentis Expanding Pivotal Phase III GelrinC Clinical Site Network: Adding Several Leading Orthopedic Centers Across the U.S.

New sites expected to further accelerate patient enrollment, which surpassed 50% in Phase III study, as well as support future clinical programs

GelrinC is set to transform cartilage repair market with off-the-shelf regenerative products

Herzliya, Israel, January 29, 2026— Regentis Biomaterials Ltd., (“Regentis” or the “Company”) (NYSE American: RGNT), a regenerative medicine company focused on innovative tissue repair solutions, today announced the expansion of its U.S. clinical site network, further strengthening its infrastructure to support its ongoing pivotal Phase III study of GelrinC® for knee cartilage repair as well as future clinical programs.

“Building on our existing clinical collaborations, we are adding several new, highly regarded academic and clinical orthopedic centers to our network,” stated Dr. Ehud Geller, Executive Chairman of Regentis. “This expansion is designed to further accelerate patient enrollment, increase the efficiency of our clinical strategy, leverage leading orthopedic expertise, and generate robust clinical data to support product development and future commercialization efforts following our company’s recent IPO.”

GelrinC® is approved for knee cartilage repair in the European Union and is currently at midpoint in a pivotal FDA trial for the same indication to address a U.S. market of more than 470,000 potential cases annually.

The expanded clinical site network brings together leading orthopedic surgeons and institutions with strong experience in cartilage repair, joint preservation, and sports medicine, ensuring high-quality clinical execution and data generation.

Among the Participating Clinical Sites being added are:

●	NYU Langone Orthopedic & Sports Medicine, New York, NY

A world-class academic orthopedic center consistently ranked among the top programs in the United States, known for surgical excellence and innovation. Dr. Laith Jazrawi is a leading authority in cartilage repair and joint preservation, bringing extensive academic leadership and clinical trial experience.

●	The Ohio State University Wexner Medical Center, Columbus, OH

A premier academic health system with a high-volume orthopedic department and strong translational research capabilities. Dr. David Flanigan is an internationally recognized surgeon-scientist specializing in knee reconstruction and cartilage restoration.

●	University of Cincinnati Medical Center, Cincinnati, OH

A respected academic medical center integrating advanced orthopedic care with outcomes-driven research. Dr. Brian Grawe is known for his expertise in cartilage preservation and rigorous clinical research methodology.

●	Loyola Medicine Orthopedic, Maywood, IL

An academic clinical program emphasizing innovation in joint preservation and participation in multicenter clinical studies. Dr. John Miller contributes deep clinical insight in cartilage and meniscal pathology.

●	Tulane University School of Medicine – Orthopedics, New Orleans, LA

A distinguished academic institution with a long history of impactful musculoskeletal research and interdisciplinary collaboration, providing strong academic depth and research infrastructure.

●	UNC Orthopedics, University of North Carolina, Chapel Hill, NC

A nationally recognized academic orthopedic department with a strong focus on clinical research and outcomes science. Prof. Joe Hart brings leadership in musculoskeletal research and experience in joint preservation studies.

●	Rush University Medical Center, Chicago, IL

A top-tier academic medical center widely recognized for orthopedic innovation and evidence-based care. Dr. Adam Yanke is a leading expert in cartilage regeneration and knee preservation, contributing both surgical and research excellence.

About GelrinC

Regentis’ lead product, GelrinC®, is a cell-free, off-the-shelf hydrogel synchronized erosion and resorbable implant for the treatment of painful injuries to focal articular knee cartilage. As an innovative regenerative medical product, GelrinC offers an unprecedented solution that gives surgeons and payers an off-the-shelf, ready to use, simple to perform, reliable, and cost-effective procedure that provides patients with a single, 10-minute procedure, faster recovery, sustained pain relief, and functional improvement for more than 4 years, based on clinical study results to date. No effective off-the-shelf, ready to use treatment for focal knee cartilage defects is currently available on the market. GelrinC has CE Mark approval in the European Union and is now being evaluated in a pivotal U.S. Food and Drug Administration (FDA) study, which has completed over 50% enrollment.

About Regentis Biomaterials

Regentis Biomaterials Ltd is a regenerative medicine company dedicated to developing innovative tissue repair solutions that restore health and enhance quality of life. With an initial focus on orthopedic treatments, Regentis’ Gelrin platform technology, based on synchronized, degradable hydrogel implants, regenerates damaged or diseased tissue including inflamed cartilage and bone. Regentis’ lead product GelrinC, is a cell-free, off-the-shelf hydrogel that is eroded and resorbed in the knee, allowing the surrounding cells to regenerate the cartilage in a controlled and synchronous process. GelrinC aims to address a market of approximately 470,000 cases for cartilage knee repair annually in the U.S. where no off-the-shelf treatment is available.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words, and include beliefs regarding the expansion of the Company’s clinical site network. Forward-looking statements are based on Regentis’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: the ability of our clinical trials to demonstrate safety and efficacy of GelrinC or any future product candidate, and other positive results; the timing and focus of our preclinical studies and clinical trials, and the reporting of data from those studies and trials; the size of the market opportunity for of GelrinC or any future product candidate, including our estimates of the number of patients who suffer from the diseases we are targeting; our ability to accurately identify demand for product candidates; the success of competing therapies that are or may become available; the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates; our ability to obtain FDA approval for of GelrinC or any future product candidate and obtain and maintain regulatory approval; our ability to obtain market acceptance of of GelrinC or any future product candidate from the medical community and third-party payors; our plans relating to the further development of GelrinC or any future product candidate, including additional disease states or indications we may pursue; existing regulations and regulatory developments in the United States and other jurisdictions; our plans and ability to obtain or protect intellectual property rights, including extensions of patent terms where available and our ability to avoid infringing the intellectual property rights of others; the need to hire additional personnel and our ability to attract and retain such personnel; our estimates regarding expenses, future revenue, capital requirements and needs for additional financing; our dependence on third parties; our financial performance and our ability to repay our loans and debts; and our ability to negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations. For a more detailed description of the risks and uncertainties affecting Regentis, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Regentis undertakes no duty to update such information except as required under applicable law.

Contact:

acarlquist@medicavp.com

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